EXHIBIT 21

Subsidiaries of Texas Gulf Energy, Incorporated

State or
Country of
Subsidiary Name	Incorp.	Status
Fishbone Solutions, Inc.	Texas	Active
International Plant Services, L.L.C.	Texas	Active
Texas Gulf Oil & Gas, Inc. (9% equity interest)	Nevada	Active
NuTec Energy, Inc.	Nevada	Active
Texas Gulf Energy Industrial Services	Texas	Active
Texas Gulf Specialty Services, Inc.	Texas	Active